Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” in the Statement of Additional Information, each dated March 1, 2025, and each included in this Post-Effective Amendment No. 171 to the Registration Statement (Form N-1A, File No. 002-21789) of Deutsche DWS Market Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 19, 2024, with respect to the financial statements and financial highlights of DWS Global Income Builder Fund (one of the funds constituting Deutsche DWS Market Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

February 24, 2025